Exhibit 99.2

2009 MANAGEMENT

INFORMATION CIRCULAR

For the Annual and Special General Meeting of Shareholders

to be held on

May 14, 2009

(Information current as at April 3, 2008 unless otherwise noted)

Vancouver Corporate Head Office

Suite 2350-1177 West Hastings Street

Vancouver, British Columbia, Canada, V6E 2K3

Telephone: (604) 685-2323 • Fax: (604) 629-5228

Baja Mining Corp.

Information Circular 2009

TABLE OF CONTENTS

Notice of Meeting	4
General Information	5
General Voting Information	7
Voting Information	9

Business of the Meeting – Matters to be Acted Upon	12
Election of Directors	12
Appointment and Remuneration of Auditors	12
Stock Option Re-pricing	12
Financial Statements	15

Board of Directors	16
Nominees	16
Nominee Biographies	16
Director Share Ownership	19
Other Public Company Directorships & Committee Appointments	19
Areas of Expertise	19
Independence & Board Committees	20
Board Mandate	21
Meeting Attendance	21
Director Education	21
Director Compensation	22
Share Ownership Guidelines	23

Executive Committee Reports	24
Audit Committee Report	24
Compensation Committee Report	27
Nominating & Corporate Governance Committee Report	28

Compensation Overview	30
Compensation Philosophy	30
Industry Benchmarking	30
Compensation Objectives	31
Key Elements of Compensation	31
Base Salary	31
Cash Incentives/Bonuses	31
Long-term Incentives	31
Stock Options	31
Stock Option Plan	32
Compensation Approval Process	35
Annual Compensation Program	36
Goal Setting and Performance Reviews	36
Extended Health Benefits	36
Pension Plan	37

Executive Compensation	38
Named Executive Officers (NEOs)	38
NEO Biographies	38
Summary Compensation Table	40
Bonuses in 2007 & 2008	40

Baja Mining Corp.

Information Circular 2009

Compensation of the Chief Executive Officer	41
Incentive Plan Awards – Option based awards to NEO’s	42
Pension Plan	42
All Other Compensation	42
Performance Graphs	43
Termination Arrangements	44
Change of Control Provisions	44

Corporate Governance Disclosure	45
Board of Directors	45
Board Mandate	45
Position Descriptions	45
Orientation and Continuing Education	45
Ethical Business Conduct	46
Directors Material Interests	47
Nomination of Directors	47
Compensation	47
Board Evaluations	47
Management Supervision by the Board	48

Appendix 1 – Board Mandate	49

Baja Mining Corp.

Information Circular 2009

NOTICE OF MEETING

Annual General and Special Meeting of Shareholders of Baja Mining Corp.

The Annual General and Special Meeting (the “AGM”) of the Shareholders of Baja Mining Corp. will be held in the Oceanview Suite 1, Restaurant Level of the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada on Thursday, May 14, 2009, at 2:00 p.m. (Vancouver time).  The purpose of the meeting is to consider and take action on the following matters:

1.

Receive the comparative financial statements for the year ended December 31, 2008 and the auditors’ report on such statements.

2.

Elect directors to hold office for the following year.

3.

Appoint PricewaterhouseCoopers LLP as independent auditors for 2009 and authorize the directors to fix their pay.

4.

Approve the re-pricing of eligible stock options currently priced above $0.40 per share to $0.40 per share, as conditionally accepted by the Toronto Stock Exchange.

5.

Transact any other business that may properly come before the meeting or any adjournment of the meeting.

The board of directors fixed the close of business on March 19, 2009 as the record date for determination of members entitled to notice of the AGM or any adjournment or adjournments thereof and the right to vote thereat.

Shareholders who are unable to attend at the AGM in person are requested to complete, sign, date and return the enclosed form of proxy. To be valid, a proxy must be received at the office of Computershare Investor Services of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 2pm (Vancouver time)/5pm (Toronto time) on May 12, 2009 or in the case of a meeting adjournment, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume. The Chair of the meeting has the discretion to accept late proxies.

DATED at Vancouver, British Columbia, this 3rd day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“John W. Greenslade”

John W. Greenslade

President, CEO and Director

Baja Mining Corp.

Information Circular 2009

GENERAL INFORMATION

Baja Mining (“Baja”, the “Company” or “we”) is providing this Information Circular (“Circular”) with respect to the solicitation of proxies for the Annual General and Special Meeting of Shareholders (the “AGM”) being held Thursday, May 14, 2009 at 2pm (Vancouver time).

Date of Information

The information provided in this circular is dated as of April 3, 2009, unless otherwise noted.

Issued Capital and Principal Holders

At the close of business on April 3, 2009, there were 143,064,337 of the Company’s common shares (“Shares”) issued and outstanding.

The Shares trade on the Toronto Stock Exchange under the symbol BAJ. The Shares are registered under the Securities and Exchange Act of 1933 with the Securities and Exchange Commission (SEC) in the United States but such Shares are not listed on any regulated United States exchange.

To the knowledge of the directors and senior officers of the Company, no one person or entity beneficially owns, directly or indirectly, or exercises or direction or control over, more than 10% of the Company’s Shares.

Mailing of Information

The Circular, proxy, 2008 Annual Report, a beneficial card and a flyer and information regarding registration for future electronic delivery of materials will be mailed to shareholders beginning on or about Thursday, April 16, 2009. These documents are being mailed to all registered shareholders, with the exception of those who declined to receive them, and to all beneficial shareholders who requested copies.

Request for Information

If you wish to receive the Company’s 2009 interim financial statements and associated Management Discussion and Analysis (MD&A), and/or the Company’s 2009 Annual Report (to be released in April 2010), please complete the information card enclosed and return it to the Company’s head office at 2350-1177 West Hastings Street, Vancouver, BC, Canada, V6E 2K3, Attention: Corporate Secretary.

Additional information with respect to the Company is available under its profile at www.sedar.com and on the Company’s website at www.bajamining.com.  At any time, a registered shareholder can request a copy of financial statements and associated MD&A or a copy of the Annual Report (which includes comparative financial statements and MD&A for the most recently completed financial year ended December 31, 2008), and a copy of the requested documentation will be mailed free of charge.

Communicating with the Board of Baja

Shareholders may communicate directly with the Board of Baja as follows:

Attention: Chair of the Board

Baja Mining Corp.

2350-1177 West Hastings Street

Vancouver, B.C. Canada V6E 2K3

Email: board@bajamining.com

Baja Mining Corp.

Information Circular 2009

Interest of Informed Persons1 in Material Transactions

Since the commencement of the Company's most recently completed financial year, other than as disclosed elsewhere in this Circular, no Informed Person of the Company, no proposed director of the Company nor any associate or affiliate of any informed person or proposed director had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as detailed in this Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the AGM other than the proposed re-pricing of stock options being considered at the AGM.

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________________________________

1 Definition of Informed Person (as per National Instrument 51-102, Continuous Disclosure Obligations)

(a)  a director or executive officer of a reporting issuer;

(b)  a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)  any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to  all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)   a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Baja Mining Corp.

Information Circular 2009

GENERAL VOTING INFORMATION

Proxy Solicitation

Proxies are being solicited by the directors and management of Baja in connection with the AGM, which is being held on May 14, 2009. Costs of proxy solicitation are being borne by Baja. It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, facsimile or other personal contact made, without special compensation, by the directors and officers of Baja.

Baja may reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals proper authorization to execute the proxy.  The Company may also reimburse brokers and other persons holding Shares in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents.

Eligibility for Voting

If you hold Shares at the close of business on Thursday, March 19, 2009, you are eligible to vote your Shares in respect of the matters to be acted on (as noted in the Notice of Meeting and beginning on page 4 of this Circular) at the AGM.

Each Share is entitled to one vote. Matters before shareholders require a majority of the votes represented at the meeting (by proxy or in person) for approval, with the exception of the resolutions regarding the proposed re-pricing of stock options, which require approval by a majority of votes by disinterested shareholders voting at the AGM (by proxy or in person).

Voting by Proxy – Validity and Discretionary Powers

You can indicate on your proxy how you want your proxyholder to vote, or you can leave the decision to your proxyholder by leaving the directions blank. If you specify on your proxy how you want your proxyholder to vote, he/she is obligated to vote your shares as per your instructions.

If either Mr. Greenslade or Ms. Low, management’s nominees as indicated on the attached proxy, are appointed as your proxyholder, and you do not specify how you wish your shares to be voted, your shares will be voted as follows:

Election of management nominees as Directors	FOR
Appointment of PricewaterhouseCoopers as Auditors	FOR
Authorize Directors to fix the Auditors Remuneration	FOR
Re-pricing of outstanding stock options	FOR

The articles of Baja provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointer or his attorney duly authorized in writing, or, if such appointer is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

Vote Counting

Votes will be tabulated by Computershare Investor Services Inc.

Baja Mining Corp.

Information Circular 2009

Quorum

According to the Articles of Baja, the following constitutes a quorum at a meeting of Shareholders:

•

Two shareholders in person;  or

•

One or more proxy holders representing two shareholders; or

•

One shareholder and a proxyholder representing another shareholder.

If a quorum is not reached within 30 minutes of the commencement of the AGM, the AGM will be adjourned to the same time and date of the following week (Thursday, May 21st, 2pm).  If a quorum is still not reached within 30 minutes of the commencement of the adjourned meeting, those present will constitute a quorum.

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Baja Mining Corp.

Information Circular 2009

VOTING INFORMATION

Determine What Type of Shareholder You Are

There are several steps you must take in order to vote your Shares at the Baja AGM. For the purpose of voting at Baja’s AGM, you must first determine what type of shareholder you are, a registered shareholder or a beneficial shareholder.

Registered Shareholder

You are a registered shareholder if your Shares are held in your personal name and you are in possession of a share certificate that indicates the same.

Beneficial (Non-registered) Shareholder

A majority of shareholders are non-registered. You are a beneficial shareholder if your Shares are held in the name of a nominee/Intermediary. If you deposited your Shares with a bank, a trust, a brokerage firm or other type of institution, then you are considered a non-registered beneficial shareholder.  More particularly, a person is a non-registered shareholder in respect of his or her Shares where such Shares are held either (a) in the name of the Intermediary that the Non-Registered Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) with which the Intermediary deals.

Follow the steps in the appropriate category below once you have determined your shareholding type. Please note that only registered shareholders or duly appointed proxyholders are permitted to vote at the AGM.

Registered Shareholder – Voting Instructions

If you are a registered shareholder, you may vote in person, by proxy, by telephone or by internet. If you wish to vote by telephone or internet, please see the proxy enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the AGM, and wish to vote your shares in person, you do not need to complete and return the enclosed proxy. Before the official start of the AGM on May 14, please register with the representative(s) from Computershare, which will be acting as scrutineer at the AGM, who will be situated at a welcome table just outside the room in which the AGM will be held. Once you are registered with the scrutineer, your vote will be requested and counted at the meeting.

To Vote by Proxy

If you not able to attend the AGM in person, you can appoint someone else, who may or may not be a shareholder of the Company, to vote on your behalf. You do this by appointing them as your proxyholder.

Use the enclosed form of proxy or another proper form of proxy. The persons named in the accompanying form of proxy are directors of the Company and are nominees of management. You can choose to have management’s appointee vote your Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the proxy, sign it and return it to Computershare at the address indicated on the accompanying Notice of Meeting (found on page 4). Please note that your vote can only be counted if the person you appointed attends the AGM and votes on your behalf and the proxy has been properly completed and executed.

Baja Mining Corp.

Information Circular 2009

You may not vote both by proxy and in person. If you have voted by proxy, you will not be able to vote your shares in person at the AGM, unless you revoke your proxy (see next section on “Revoking Your Proxy”). Return your completed proxy by mail to Computershare or by fax or online by following the directions on the proxy by 2pm (Vancouver time) on May 12, 2009, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written statement indicating you wish to have your proxy revoked. This written statement must be received by Computershare at the address indicated on the accompanying Notice of Meeting (found on page 4) by 2pm (Vancouver time) on May 12 or delivered to the Chair of the meeting on May 14, 2008.

Non-Registered Beneficial Shareholders – Voting Instructions

If you are a non-registered beneficial holder of Shares, you may vote in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the proxy enclosed for details on protocol.

We have distributed copies of this Circular, including the Notice of Meeting, the Proxy and the Annual Report (which includes annual audited financial statements and associated MD&A) (collectively, the “Meeting Materials”) to your clearing agency or intermediary, such as a broker or trustee (“Nominee”) for further forwarding to you as a non-registered shareholder. Nominees are required to forward the Meeting Materials to you unless that you have waived the right to receive them.

To Vote in Person

If you are able to join us in person for the AGM, and wish to vote your Shares in person, insert your own name in the space provided on the enclosed Voting Instruction Form (VIF). Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote such Shares. Before the official start of the AGM on May 14, please register with the representative(s) from Computershare, who will be situated at a welcome table just outside the AGM room. Once you are registered with Computershare, and provided the instructions you provided to your Nominee have been forwarded by your Nominee to Computershare, your vote will be requested and counted at the AGM, so do not complete the voting instructions on the VIF.

To Vote by Proxy

Generally, if you have not waived the right to receive Meeting Materials, you will either:

a)

be given a Proxy which has already been signed by your Nominee (typically by a facsimile, stamped signature), which describes the number of voting Shares you beneficially own, but which is otherwise not completed.  Because your Nominee has already signed the form of proxy, you are not required to sign this form of Proxy when depositing the Proxy.  If you wish to submit the proxy, complete the Form of Proxy and deposit it with Computershare Investor Services of Canada proxy by mail to Computershare or by fax or online by following the directions on the proxy by 2pm (Vancouver time) on May 12, 2009, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting; or

b)

be given a VIF, which is not signed by your Nominee, and which when properly completed and signed by you and returned to your Nominee in adequate time to be forwarded by your Nominee to Computershare by 2pm on May 12, 2009, will constitute voting instructions, which your Nominee must follow.  The VIF will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid VIF, you must remove the label and affix it to the form, properly complete and sign the form, and return it to your Nominee in accordance with the instructions.

Baja Mining Corp.

Information Circular 2009

You may not vote both by VIF and in person. If you have voted by VIF, you will not be able to vote your
Shares in person at the AGM, unless you revoke your VIF (see next section on “Revoking Your Voting Instructions”). Completed VIFs must be returned by mail to Computershare or by fax or online by following the directions on the VIF by 2pm (Vancouver time) on May 12, 2009, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned AGM.

Whether you choose to vote your beneficially held Share by VIF or in person, you must carefully follow the instructions that accompany either the VIF or Proxy, including those regarding when and where the VIF  is to be delivered and the deadline for delivery.

Revoking Voting Instructions

Follow the procedures provided by your Nominee. Your nominee must send a written statement indicating you wish to have your voting instructions revoked. This written statement must be received by Computershare Investor Services by 2pm (Vancouver time) on May 12 or delivered to the Chair of the meeting on May 14, 2008.

Additional Notes for Non-Registered Shareholders

In addition, Canadian securities legislation now permits us to forward Meeting Materials directly to "non-objecting beneficial owners".  If we, or our agent, has sent these materials directly to you (instead of through a Nominee), then your name, address and information about your securities holdings have been obtained in accordance with applicable securities regulatory requirements from your Nominee.  By choosing to send the Meeting Materials to you directly, we (and not the Nominee holding on your behalf) have assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

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Baja Mining Corp.

Information Circular 2009

BUSINESS OF THE MEETING – MATTERS TO BE ACTED UPON

Matters that will be voted upon by shareholders at the May 14, 2009 AGM are as follows:

1.

Election of Directors

2.

Appointment and Remuneration of Auditors

3.

Re-Pricing of Eligible Outstanding Stock Options

Election of Directors

The directors of the Company are elected annually. Each person elected will hold office until the next annual general meeting of the Company or until their successors are duly appointed or elected.  The board of directors presently consists of five (5) directors.  Management’s nominees for election at the AGM are:

John Greenslade

C. Thomas Ogryzlo

Ross Glanville

Graham Thody

Robert Mouat

Further information on management’s nominees for election as directors can be found beginning on page 16. Management recommend you vote FOR these appointments. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the above five (5) proposed director nominees.

Appointment and Remuneration of Auditors

PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. PwC was appointed as the Company’s auditors as of November 20, 2006.  PwC is a member of the Institute of Chartered Accountants of British Columbia and is properly registered with the United States Public Company Accounting Oversight Board and Canadian Public Accountability Board.

Shareholders will be asked to approve management’s proposal to re-appoint PwC as auditors of the Company until the next annual general meeting of the Company or until its successor is appointed and to authorize the Directors to determine the auditor’s remuneration. Management recommend you vote FOR this appointment and FOR authorizing the directors to determine the auditor’s remuneration. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Company.

Re-Pricing of Eligible Outstanding Stock Options

As a development stage company, Baja relies heavily on incentive stock options as a means of attracting and retaining employees and consultants rather than the large salaries and bonuses, pension contributions and profit sharing plans relied upon for this purpose by more established companies. Despite the current global economic downturn, demand for knowledgeable, experienced and motivated personnel in the natural resource sector remains high, and attracting and retaining such employees and consultants in a competitive environment is one of Baja's biggest challenges.

The stated goal of the incentive stock option plan approved by the Company's shareholders is to attract and retain qualified personnel to work for the Company.  However, most of Baja's outstanding options no longer accomplish this goal.  The worldwide decline in stock prices which began in mid 2008 has affected Baja's stock price as it has the stock prices of most other issuers, and the majority of Baja's outstanding stock options now have exercise prices which exceed three to four times the current market price of Baja's Shares.  Such options provide no incentive to their holders, as they are so far out of the money there is no prospect of their exercise in the foreseeable future regardless of Baja's success.  It is also unfair to existing employees and consultants that people joining the Company now are entitled to receive options priced at the current market price, while long-standing Baja personnel have options which are effectively useless.

Baja Mining Corp.

Information Circular 2009

While the value of your shareholdings and those of management have also declined, the incentive for our employees and consultants to remain with Baja also declined. We have attracted a strong team of people who are not easily replaced and Baja wants to ensure they have the potential for a large economic reward for the efforts, as employees, on behalf of all shareholders. Under TSX rules, the outstanding options were eligible to be re-priced to $0.23 per Share. Management and the Company’s directors felt that pricing at nearly twice the market price per Share to $0.40 provided an adequate incentive.

No further options are being awarded to eligible employees, directors or officers in this proposed re-pricing. The options eligible for re-pricing are options that have already been granted to all eligible persons.

The breakdown of options eligible for re-pricing is shown in Table 1 below.

Table 1: Number of Options Affected by the Potential Re-Pricing

		# of Options
	Total Number of Options Outstanding under the Plan (at December 31, 2008)	12,800,000
LESS:	Number of options that presently have an exercise price of equal to or less than $0.40 (that were issued before December 31, 2008):	2,310,000
LESS:	Number of options expiring or terminating before the AGM (that were issued before December 31, 2008) and therefore will not benefit from the re-pricing:	1,500,000
	Total Number of Options Affected by Potential Re-Pricing	8,950,000

The options outstanding and all options affected by the potential re-pricing were granted between March 22, 2004 and December 2, 2008 in accordance with the Company’s Stock Option Plan (the “Plan”) and are broken down as noted in Table 2 below.

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Baja Mining Corp.

Information Circular 2009

Table 2: Categories of Options Affected by Proposed Re-Pricing by Grant Date & Exercise Price

Optionees	Grant date	Number of Options	Exercise Price	Expiry Date
Directors[1]	July 26, 2006	300,000	$1.33	July 26, 2011
	May 16, 2008	450,000	$1.52	May 16, 2013
	July 10, 2008	75,000	$1.32	July 10, 2013
Officers[1]	March 1, 2006	300,000	$0.81	March 1, 2011
	July 26, 2006	1,350,000	$1.33	July 26, 2011
	October 25, 2006	500,000	$1.13	October 25, 2011
	April 17, 2007	200,000	$1.46	April 17, 2012
	August 17, 2007	300,000	$1.95	August 17, 2012
	May 16, 2008	450,000	$1.52	May 16, 2013
	July 10, 2008	800,000	$1.32	July 10, 2013
Others	January 31, 2006	200,000	$0.56	January 31, 2011
	February 1, 2006	200,000	$0.94	February 1, 2011
	April 11, 2006	50,000	$1.45	April 11, 2011
	May 25, 2006	250,000	$1.54	May 25, 2011
	May 26, 2006	50,000	$1.57	May 26, 2011
	July 26, 2006	450,000	$1.33	July 26, 2011
	December 8, 2006	350,000	$1.34	December 8, 2011
	March 13, 2007	200,000	$1.30	March 13, 2012
	April 5, 2007	300,000	$1.47	April 5, 2012
	April 17, 2007	200,000	$1.47	April 17, 2012
	May 7, 2007	100,000	$1.97	May 7, 2012
	October 10, 2007	200,000	$2.15	October 10, 2012
	January 4, 2008	100,000	$1.77	January 4, 2013
	May 16, 2008	50,000	$1.52	May 16, 2013
	July 10, 2008	975,000	$1.32	July 10, 2013
	September 18, 2008	200,000	$0.71	September 18, 2013
	October 8, 2008	150,000	$0.58	October 8, 2013
	October 15, 2008	100,000	$0.43	October 15, 2013
	October 16, 2008	100,000	$0.42	October 16, 2013
Total Options Affected		8,950,000

1 John Greenslade is included in the “officers” category and not the directors category for the purpose of this table.

7,200,000 options are priced at $1.30 or above, representing more than 80% of all outstanding options eligible for re-pricing.

The re-pricing proposal put forth by management of Baja has been accepted by the Toronto Stock Exchange, conditional on the majority approval of disinterested shareholders. While TSX regulations only require disinterested shareholder approval of options held by insiders of the Company, Baja seeks shareholder approval of all options eligible for re-pricing.

There will be no extension to the term of any options, nor are we requesting any changes to any parameters of the Company’s Plan, the terms of which were re-approved by shareholders at our 2008 AGM. Further information on the Plan can be found on page 32 of this Circular.

Disinterested Shareholders

The only shareholders permitted to vote at the AGM on the re-pricing of options are disinterested shareholders. Disinterested shareholders are those shareholders who do not hold stock options granted by the Company or whose options are not affected by the re-pricing and therefore would not receive a direct benefit from the re-pricing of options.   Insiders of the Company (in this case directors, officers or other employees or contractors of the Company who hold options) currently hold, directly or indirectly, approximately 4,267,400 Shares, representing approximately 3% of the issued and outstanding Shares of the Company.

Baja Mining Corp.

Information Circular 2009

Disinterested Shareholders will be asked to vote on the following resolution regarding stock option re-pricing:

“BE IT RESOLVED, as an ordinary resolution, that:

1.

Further to conditional approval of the Toronto Stock Exchange, the re-pricing of options as described in the Company’s Information circular dated April 3, 2009 and pursuant to the Company’s stock option plan, be and is hereby authorized and approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

The directors of the Company believe that passing of the above resolutions is in the best interest of the Company and recommend that shareholders of the Company vote FOR the re-pricing of stock options.

Financial Statements

The consolidated financial statements for the year ended December 31, 2008, along with the associated Management’s Discussion and Analysis, as well as the Auditor’s Report, (the “Financial Statements”) are included in the Annual Report that is mailed to shareholders at the same time as this Circular and accompanying proxy/VIF, to all registered shareholders, except those who asked not to receive it, and beneficial shareholders who requested it.

The Financial Statements are presented to shareholders annually. Questions are welcomed at the AGM.

Other Matters

We are not aware of any other matter to come before the AGM other than as set forth in the Notice of Meeting.  If any other matter properly comes before the AGM, it is the intention of the person named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

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Baja Mining Corp.

Information Circular 2009

BOARD OF DIRECTORS

Board Nominees

The five directors seeking re-election in 2009 are:

John Greenslade

C. Thomas Ogryzlo

Ross Glanville

Graham Thody

Robert Mouat

Director Nominee Biographies

C. Thomas Ogryzlo, P.Eng

Information:	C. Thomas Ogryzlo
Independence Status	Independent
Place of Residence	Managua, Nicaragua
Directorship with Baja	Since June 18, 2004
Committee memberships	Chair of: Board & Compensation Committee Member of: Audit Committee; Nominating & Corporate Governance Committee
Present Occupation	President of Polaris Geothermal Inc.

Mr. Ogryzlo has over thirty five years of experience on mining, energy, and industrial projects. He has been responsible for the development, financing, engineering, construction and operations of projects in many parts of the world. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada.  Currently he is the President, CEO and a Director of Polaris Geothermal Inc., a TSX listed renewable energy producing company presently developing a geothermal power project in Nicaragua.

Mr. Ogryzlo has in the past been President of several  producing precious and base metal mining companies, including, Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A.  For many years, he held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the world’s largest engineering contractors.  His experience in exploration and development of numerous multi-million dollar projects spans the world. Over a six year period with Hanna Mining, he initially directed process development work as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Mr. Ogryzlo has served as a director of many public companies, including Franco Nevada Mining Corp., Vista Gold, Birim Goldfields and Tiomin Resources.

Baja Mining Corp.

Information Circular 2009

John Greenslade, M.Eng, P.Eng, LLB

Information:	John Greenslade
Independence Status	Not Independent
Place of Residence	West Vancouver, B.C.
Directorship with Baja	Since April 19, 2004
Committee memberships	None
Present Occupation	President of Baja Mining

Mr. Greenslade has been President and Chief Executive Officer of the Company since April 2004.  Formerly a Partner of the law firm Holmes Greenslade, his practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts.  Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production. Mr. Greenslade graduated from the University of British Columbia in 1972 with a Bachelor of Applied Science (B.A.Sc.) in Mineral Engineering and a Master of Engineering degree in 1975.  He also graduated with a Bachelor of Laws in 1978.  He is a member of the Association of Professional Engineers for the Province of British Columbia and also a member of the Law Society of British Columbia. He served as a director of a TSX listed company from October 1995 to July 1999 and a TSX-V company from 1992 to present.

Robert Mouat

Information:	Robert Mouat
Independence Status	Not Independent
Place of Residence	Nassau, Bahamas
Directorship with Baja	Since April 19, 2004
Committee memberships	None
Present Occupation	Retired

Mr. Mouat is the retired interim Chief Financial Officer of the Company. Since 1980, he has worked in the mining industry initially with Cominco (now Teck Cominco) and later with Wright Engineers where he was head of valuations for mining projects; particularly with respect to the Bankable Feasibility Studies on such projects. He continued with mine valuation through lectures and conferences and prepared experts’ reports in British Columbia and Ontario. Mr. Mouat graduated from the University of British Columbia in 1974 with a B.A.Sc. in Geological Engineering and in 1977 with a M.Sc. in Business Administration. He completed the Canadian Securities Course in 1978. Mr. Mouat has served as a director with private companies and Britannia Minerals Corp. (now Minterra Resource Corp.), a TSX-V listed company from 1992 to 1995.

Baja Mining Corp.

Information Circular 2009

Graham Thody, C.A.

Information:	Graham Thody
Independence Status	Independent
Place of Residence	North Vancouver, B.C.
Directorship with Baja	Since June 18, 2004
Committee memberships	Chair of: Audit Committee Member of: Compensation Committee; Nominating & Corporate Governance Committee
Present Occupation	Retired Partner - Nemeth Thody, Anderson

Mr. Thody is a retired Partner of Nemeth Thody Anderson, Chartered Accountants, a position he held from 1979 to 2007.  His practice focused on audits of reporting companies, corporate mergers and acquisitions and domestic and international tax matters.  He graduated from the University of British Columbia in 1973 with a Bachelor of Commerce degree (Marketing).  Mr. Thody is a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.  He is currently a director of other reporting companies listed on the TSX-V including SilverCrest Mines Inc. and Geologix Explorations Inc. He is Chair and a director of UEX Corporation, a company listed on the TSX.

Ross Glanville, B.A.Sc, P.Eng, MBA, CAMV

Information:	Ross Glanville
Independence Status	Independent
Place of Residence	North Vancouver, B.C.
Directorship with Baja	Since April 12, 2005
Committee memberships	Chair of: Nominating & Corporate Governance Committee Member of: Compensation Committee; Audit Committee
Present Occupation	President of Ross Glanville & Associates since 1990

Mr. Glanville is an independent consultant with experience in mining, exploration, finance, marketing and management.  He specializes in valuations of exploration/development/mining companies and properties. Mr. Glanville graduated from the University of British Columbia in 1970 with a B.A.Sc. (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). He is a director of Starfield Resources Inc (a TSX-listed company), as well as Archon Minerals Limited and Nevada Geothermal Power Inc. (both TSX-V listed companies).

Baja Mining Corp.

Information Circular 2009

Director Share Ownership

Table 3: Director Share Ownership as at April 3, 2009

Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or Directed
Tom Ogryzlo	Nil
John Greenslade	Nil[1]
Robert Mouat	Nil[2]
Graham Thody	Nil
Ross Glanville	20,000

1.

4,082,400 shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries. Mr. Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

2.

13,537,000 shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.

Other Public Company Directorships and Committee Appointments

Table 4 – Other Public Company Directorships and Committee Appointments as at April 3, 2009

(Note: (C) = Chair of Committee; (M) = Member of Committee)

Name of Director	Other Public Company Directorships	Stock Exchange	Committee Appointments
C. Thomas Ogryzlo	Polaris Geothermal Vista Gold Corp.	TSX TSX	None Governance (C); Audit (M); Compensation (M)
John Greenslade	Minterra Resource Corp. Trigon Exploration	TSX-V TSX-V	None Audit (C)
Robert Mouat	None
Graham Thody[1]	Geologix Explorations Inc. GoldSource Mines Inc. SilverCrest Mines Inc. UEX Corporation	TSX TSX-V TSX-V TSX	Audit (C); Governance & Nominating (M); Compensation (M) None Audit (C); Governance & Nominating (M); Compensation (M) Audit (C); Governance & Nominating (M); Compensation (M)
Ross Glanville	Archon Minerals Limited Starfield Resources Limited Nevada Geothermal Power Inc.	TSX-V TSX TSX-V	Audit (M) Audit (M); Compensation (M); & Technical (M) Audit (M); Technical (M)

1.

Mr. Thody was a director of Scaffold Connection Corporation (“Scaffold”) at December 31, 1999, when Scaffold filed for and was granted protection under the Companies Creditors Arrangement Act (for which it was cease traded) and continued to be a director of Scaffold until November 6, 2001, prior to the appointment of the then Monitor, KPMG Inc., as the Receiver Manager on November 16, 2001.

Areas of Expertise

The Company maintains a competencies matrix (the “Matrix”) that illustrates the level of expertise the Board of Directors as a collective, and as individuals, possesses. Directors must assess their own level of skill and experience in each of ten different competencies. The Matrix is used to show the diversity of the backgrounds of the Board and is used in director succession planning and nomination procedures. The Matrix depicts the strengths of the Board but is also useful in determining:

Baja Mining Corp.

Information Circular 2009

1.

The competencies the Nominating and Corporate Governance Committee should focus on when recruiting new directors;

2.

The educational sessions that may be necessary to ensure all directors understand and can fulfill the roles and duties of directors of the Company; and

3.

Which directors are best suited to each Committee in order to give balance, insight and thoughtful guidance in determining outcomes for the Board and the Company.

We now select educational seminars and lectures, that directors will attend or participate in,  based on: the regulatory environment the Company operates within, and ongoing changes within that environment; the professional development of our professional designate directors (Chartered Accountants and Lawyers); and the areas of competency or topics with which directors are not as familiar.

Independence and Board Committees

Independence of Directors

Baja’s has a majority independent board, as three of five directors are independent. Independence status is based on the standards set forth in National Instrument 52-110 (NI 52-110). In accordance with NI 52-110, John Greenslade is precluded from being considered independent as he has a material relationship with, and is an Executive Officer (President and CEO) of, Baja. Robert Mouat is precluded from being considered independent as he was the Interim Chief Financial Officer of the Company until December 2007, and has entered into a consulting contract with Baja for business development services.

Board Committees

The Board has three executive Committees:

1.

Audit Committee

2.

Compensation Committee

3.

Nominating and Corporate Governance Committee

Please see pages 24-28 of this Circular for information about, and reports from, each Committee.

Chair of the Board

In May 2008, the Board of Directors, upon recommendation by the Nominating and Corporate Governance Committee, appointed Mr. Tom Ogryzlo, an independent director, as Chair of the Board. Mr. Ogryzlo has been a director of Baja since June 2004 and also chairs Baja’s Compensation Committee. The Chair of the Board is appointed annually at the first meeting following Baja’s annual general meeting of shareholders and serves for a one year term. There is no limit to the number of terms, consecutive or not, that a Chair of the Board may serve.

The Chair of the Board, as the presiding or lead director, has the responsibility to ensure that a framework and boundaries are established to ensure open and effective dialogue and communication of the key organizational strategies and governance between Board members and senior management. The Chair must also assist the senior management in understanding and adhering to the ethical and social responsibility standards of the Company. The Chair is also responsible for guiding and managing issues relating to: Leadership and Ethics, Board Meetings, Shareholder Relations, Board/Management Relationships, Board Orientation, Education and Evaluations, Succession and Governance

Baja Mining Corp.

Information Circular 2009

The full job description of the Chair of the Board can be found on the Company’s website. The position description for the Chair of the Board is reviewed and approved on an annual basis, or more frequently as necessary.

Board Mandate

The Board approved its inaugural Board Mandate on December 15, 2008. A copy of the Board Mandate can be found on the Company’s website and is attached as Appendix 1 to this Circular.

Meeting Attendance

Directors are expected to be present at all meetings of the Board, except in extenuating circumstances. As board members reside in many different geographic locations, a director is considered in attendance regardless of whether they attend by conference call or in person. Non-independent directors may be asked to attend executive committee meetings in order to benefit from presentations or discussion. Members of each executive committee meet without the presence of management or non-committee members (ie: in-camera) at a minimum of two meetings per year.  Table 5 below details the attendance of board members at director and executive committee meetings.

Table 5: Director Meeting Attendance

Name	Board (8 meetings)	Audit Committee (4 meetings)	Governance & Nominating Committee (2 meetings)	Compensation Committee (3 meetings)
John Greenslade	7 of 8[1]	3 of 4[1,2]	--[3]	1 of 3[4]
Robert Mouat	8 of 8	4 of 4[2]	--[3]	1 of 3[4]
Ross Glanville	8 of 8	4 of 4	2 of 2	3 of 3
Graham Thody	8 of 8	4 of 4	2 of 2	3 of 3
C. Thomas Ogryzlo	8 of 8	4 of 4	2 of 2	3 of 3

1.

John Greenslade was away on Company business at the time of one Audit and Board Committee meeting during the year and as such was not able to attend.

2.

John Greenslade and Robert Mouat are asked to attend Audit Committee meetings as guests. As the Board must provide ultimate approval of the Company’s interim and annual financial statements and Management’s Discussion and Analysis, the Company’s two non-independent directors are asked to attend all Audit Committee meetings to participate in dialogue with the Audit Committee, the Chief Financial Officer and the Company’s Auditors. Non-independent directors and any management guests are asked to leave for in-camera sessions between the Audit Committee members and the Auditors.

3.

John Greenslade and Robert Mouat are not members of the Nominating and Corporate Governance Committee and as such were not requested to participate in these meetings.

4.

John Greenslade and Robert Mouat are not members of the Compensation Committee, nor are they independent directors. They were invited to attend one meeting of the Compensation Committee as guests in 2008. The two Compensation Committee meeting they did not attend were closed to management and non-independent directors. In this regard, minutes or decisions were recorded by the Chair of the Committee, Tom Ogryzlo, and not by the Corporate Secretary, Kendra Low. This allows Baja’s independent directors to meet and speak freely and candidly as independent directors, without the input of management or non-independent directors.

Director Education

Directors of the Company have participated in various outside education sessions throughout 2008, in addition to in-house education and informational sessions.

In 2008, the following outside seminars, workshops and/or conferences were attended by members of the Board:

•

LME Commodity Training Seminar

•

PricewaterhouseCoopers CFO Update Meeting(s)

Baja Mining Corp.

Information Circular 2009

•

Chartered Accountants of British Columbia Professional Development Courses

•

TSX Timely Disclosure Seminar

•

TSX Security-based Compensation Seminar

Please note that not all directors attended every educational session as disclosed above.

In addition, all directors receive quarterly corporate governance updates and information from the Corporate Secretary of the Company as corporate governance, compensatory matters, accounting and financial reporting items are discussed at each regularly scheduled board meeting. Members of senior management regularly attend professional development sessions in order to keep up to date with the changing regulatory and business environment as well as present relevant and important information to directors of the Company.

The Company is working towards formalized in-house presentations and seminars for all directors on topics such as corporate governance, International Financial Reporting Standards (IFRS) implementation and other relevant topics. It is the goal of the Company to provide at least two scheduled in-house education sessions for directors annually, in order to supplement and personalize the material being presented at outside conferences and workshops.

Director Compensation

Retainers and Fees

Annual board and committee retainers are paid monthly to each eligible independent director (see Table 6 and Table 7 below). There are no per diem fees paid to directors at this time for attendance at meetings, although a “meeting fee” is being considered for implementation in the near future. Baja also reimburses directors for out-of- pocket travel expenses.

Table 6: Annual Board and Committee Retainers
Board Member Retainer	$12,000
Committee Chair Retainer	$3,000
Committee Member Retainer	$3,000

 Table 7: 2008 Retainers and Fees Paid

Director	Board Retainer ($)	Committee Retainer ($)	Committee Chair Retainer ($)	Travel Expenses Paid ($)	TOTAL Director Comp. 2008 Cash ($)
Tom Ogryzlo[1]	12,000	9,000	3,000	12,000	36,000
John Greenslade[2]	Nil	Nil	Nil	Nil	Nil
Graham Thody[3]	12,000	9,000	3,000	1,000	25,000
Ross Glanville[4]	12,000	9,000	3,000	1,000	25,000
Robert Mouat[5]	Nil	Nil	Nil	[6]59,000	59,000

1.

Mr. Ogryzlo is the Chair of the Board, the Chair of the Compensation Committee and sits on all three independent executive committees of the Board. He has not received extra cash remuneration for his position as Chair of the Board.

2.

Mr. Greenslade is an executive officer of Baja and therefore not an independent director. As such, he does not receive cash compensation as a director. Please see Table 15 on page 40 for information relating to Mr. Greenslade’s remuneration as an Executive Officer of Baja.

3.

Mr. Thody is the Chair of the Audit Committee and sits on all three independent executive committees of the Board.

4.

Mr. Glanville is the Chair of the Nominating and Corporate Governance Committee and sits on all three executive committees of the Board.

5.

Mr. Mouat is not considered an independent director of Baja and therefore does not receive cash compensation in the form of a retainer. On September 1, 2008, Mr. Mouat entered into consulting arrangement with Baja for business development services. The contract totals CDN$40,000 and is paid monthly. In 2008, Mr. Mouat received $13,333 in under this consulting contract.

6.

Mr. Mouat travelled extensively on behalf of the Company in 2008 and as such his travel expenses reflect the increased travel demand.

Baja Mining Corp.

Information Circular 2009

Option-based and Share-based Awards

Table 8: Option-based and Share-based Awards of Baja Directors at April 3, 2009

	Option based Awards
Name of Director	Number of Securities underlying unexercised options (#)				Option Exercise Price ($)	Option Grant Date	Option Exercise Date	Value of unexercised in-the-money options ($)
	Total (#)	Number Vested (total) (#)	Number vested (2008) (#)	Value of Options Vested in 2008 ($)
C. Thomas Ogryzlo	100,000	100,000	-	-	1.33	July 26, 2006	July 26, 2011	Nil
	150,000	37,500	37,500	Nil	1.52	May 16, 2008	May 16, 2013	Nil
	75,000	18,750	-	-	1.32	July 10, 2008	July 10, 2013	Nil
John Greenslade[1]
Graham Thody	310,000	310,000	-	-	0.35	August 13, 2004	August 13, 2009	9,300
	40,000	40,000	-	-	0.35	Sept. 15, 2005	Sept. 15, 2010	1,200
	100,000	100,000	-	-	1.33	July 26, 2006	July 26, 2011	Nil
	150,000	37,500	37,500	Nil	1.52	May 16, 2008	May 16, 2013	Nil
Ross Glanville	210,000	210,000	-	-	0.35	August 13, 2004	August 13, 2009	6,300
	20,000	20,000	-	-	0.35	Sept. 15, 2005	Sept. 15, 2010	600
	100,000	100,000	-	-	1.33	July 26, 2006	July 26, 2011	Nil
	150,000	37,500	37,500	Nil	1.52	May 16, 2008	May 16, 2013	Nil
Robert Mouat	Nil

Specific Notes:

1.

Options granted to John Greenslade are detailed in Table 16 on page 42. Options are granted to Mr. Greenslade both for his role as President/CEO and his role as a director.

General Notes:

•

The market price at close-of-market on April 3, 2009 was $0.38.

•

The Company has never issued any share-based awards.

•

From the date of grant, options vest 25% every 6 months and are considered fully vested on the 2 year anniversary of the grant date.

•

The value of options vested in the fiscal year ended December 31, 2008 is calculated as if options had been exercised on their vest date in 2008 based on market price on the vest date of the options.

Share Ownership Guidelines

The Company does not have any director share ownership guidelines in place at this time.

Baja Mining Corp.

Information Circular 2009

EXECUTIVE COMMITTEE REPORTS

AUDIT COMMITTEE REPORT

Overview of 2008

The Audit Committee is responsible for appointing (subject to shareholder approval), compensating and overseeing the independent auditor (“Auditor”). The Auditor must be registered with the Canadian Public Accountability Board (“CPAB”) for Canadian compliance and the Public Company accounting oversight board (“PCAOB”) for United States compliance. The Auditor is accountable to and reports directly to the Committee, and understands that it must maintain an open and transparent relationship with the Committee, as representatives of the shareholders. All members of the Committee are independent and knowledgeable about our financial reporting controls, internal accounting processes and external audit processes. Two members are skilled or expert in financial acumen, particularly financial accounting, reporting and internal controls; the areas of expertise most relevant to carrying out the Committee’s mandate. See the directors’ biographies on pages 16 – 18 and the Areas of Expertise on page 19 for additional information.

The Committee assists the board in overseeing Company’s accounting and financial reporting controls and external audit processes. Management is responsible for our internal controls and financial reporting process. The Auditors are responsible for performing and reporting on an independent audit of our:

(i)

consolidated financial statements according to generally accepted auditing standards; and,

(ii)

internal control over financial reporting according to the standards of the Public Company Accounting Oversight Board.

The Committee’s responsibility is to monitor and oversee these processes.

Key Activities for 2008

•

Met separately with management and the Auditor to review the December 31, 2008 consolidated financial statements and Management Discussion and Analysis for December 31, 2008;

•

Discussed with the Auditor’s matters required by Canadian regulators under Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants “Communications with Those Having Oversight Responsibility for the Financial Reporting Process” and by US regulators under the Statement on Auditing Standards No. 61 “Communication with Audit Committees” issued by the American Institute of Certified Public Accountants;

•

Received written disclosures from the Auditor required by the SEC according to the Independence Standards Board Standard No. 1 “Independence Discussions with Audit Committees”;

•

Discussed with the Auditor that firm’s independence;

•

Based on the reviews and discussions referred to above, recommended to the board that the audited consolidated financial statements and the Management Discussion and Analysis be included in Baja’s annual report and the audited consolidated financial statements be included in Form 20-F for US filing for the year ended December 31, 2008;

•

Oversaw the Multilateral Instrument 52-109 compliance activities undertaken by management to report on the effectiveness of internal control over financial reporting as at December 31, 2007;

•

Oversaw the Section 404 Sarbanes-Oxley compliance activities undertaken by management to report on the effectiveness of internal control over financial reporting as at December 31, 2007; and

•

Reviewed and approved the quarterly consolidated financial statements;

Baja Mining Corp.

Information Circular 2009

Composition of the Audit Committee

The members of the Audit Committee are as follows:

Graham Thody

Chair

C. Thomas Ogryzlo

Member

Ross Glanville

Member

All members of the Audit Committee are independent and financially literate as defined in National Instrument 52-110, Audit Committees.

Relevant Education and Experience

Please see the respective biographies for members of the Audit Committee under “Director Biographies” beginning on page 16 of this Circular.

Audit Partner Rotation

In compliance with applicable law, the lead audit partner of our Auditor is replaced every five years. The lead audit partner will be replaced in 2009.

Section 404 of Sarbanes-Oxley

Baja is registered in the US and is required to file Form 20-F in the US and has complied with the requirements of Section 404 of Sarbanes-Oxley since December 31, 2007. During 2008, management evaluated the effectiveness of our internal controls over financial reporting and concluded that it was effective as of December 31, 2008. The effectiveness of internal controls over financial reporting was also evaluated by the Auditor in 2008 as part of the integrated audit of the consolidated financial statements. Their integrated audit report for 2008 is included in our Form 20-F.

Auditor Engagement and Fees Billed

Before PricewaterhouseCoopers LLP, the Auditor, is engaged by Baja or its subsidiaries to render additional audit or non-audit services, the engagement is approved by the Committee. All audit, audit-related, tax and other services provided by PricewaterhouseCoopers LLP since appointment in November 2006 have been approved by the Committee.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are shown in Table 9 below.

Table 9: External Auditor Service Fees

Financial Year Ending	Audit Fees ($)	Audit Related Fees ($)	Tax Fees ($)	All Other Fees ($)
2008	313,000	27,000	83,000	Nil
2007	123,000	Nil	8,000	Nil

Committee Approval

The Committee is of the view that the provision of services by PricewaterhouseCoopers LLP described in “All Other Fees” in the Table 9 above is compatible with maintaining that firm’s independence. Based on the Committee’s discussions with management and the Auditor, and its review of the representations of management and the Auditor, the Committee recommended to the board that the audited consolidated financial statements and the Management Discussion and Analysis be included in Baja’s annual report and the audited consolidated financial statements be included in Form 20-F for US filing for the year ended December 31, 2008.

Baja Mining Corp.

Information Circular 2009

Audit Committee Charter

The full text of the Audit Committee Charter can be found on page 66 of Baja’s Form 20-F Annual Report for the year ended December 31, 2008, dated March 31, 2009 and filed on SEDAR at www.sedar.com or on our website at www.bajamining.com.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption under National Instrument 52-110.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

We have adopted certain policies and procedures intended to ensure our principal accountants will maintain objectivity and independence in their audit of our financial statements. To minimize relationships that could appear to impair the objectivity of our principal accountants, our audit committee has restricted the non-audit services that our principal accountants may provide to us primarily to tax services and review assurance services.

In general, we seek to obtain non-audit services from our principal accountants only when the services offered by our principal accountants are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the audit committee effective during fiscal 2008. The board has adopted policies and procedures for pre-approving work performed by our principal accountants.

After careful consideration, the audit committee of the board of directors has determined that payment of the above audit fees is in conformance with the independent status of our company’s principal independent accountants. Before engaging the auditors in additional services, the audit committee considers how these services will impact the entire engagement and independence factors.

The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, and documentation of processes and controls as submitted to the Audited Committee from time to time.

Submitted on behalf of the Audit Committee:

Graham Thody, C.A., Chair

Baja Mining Corp.

Information Circular 2009

COMPENSATION COMMITTEE REPORT

Overview of 2008

The Compensation Committee is responsible for establishing and annually reviewing the overall compensation philosophy of the Company; at least annually reviewing the remuneration of the CEO and other senior officers of the Company; evaluating the CEO’s performance with respect to goals and objectives set forth; reviewing key disclosure items with respect to officer and director remuneration in accordance with applicable laws and regulations; and at least annually reviewing the key components of remuneration provided to employees and officers of the Company.

Key Activities for 2008

•

Based on a market evaluation by an independent third party, reviewed the salary of the senior officers and CEO of the Company;

•

Recommended salaries, bonuses and stock option awards to senior officers and the CEO of the Company;

•

Reviewed and subsequently permitted to expire a portion of the bonuses originally established in 2007 and 2008 for completion of the DFS and construction financing packages, respectively;

•

Recommended an amended director compensation strategy, contingent on the completion of construction financing, that would allow directors to be remunerated for meetings, as well as their appointments to Board Committees

Composition of the Compensation Committee

The members of the Compensation Committee are as follows:

C. Thomas Ogryzlo

Chair

Ross Glanville

Member

Graham Thody

Member

All members of the Compensation Committee are independent. Committee member biographies can be found on pages 16-18 of this Circular.

Independent Compensation Consultant

The Compensation Committee retained the services of Coopers Consulting to perform an independent analysis of the Company’s compensation practices based on industry benchmarking. This is further discussed in Compensation Overview, Industry Benchmarking, found beginning on page 30 of this Circular.

Submitted on behalf of the Compensation Committee:

C. Thomas Ogryzlo, Chair

Baja Mining Corp.

Information Circular 2009

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE REPORT

Overview of 2008

The Nominating and Corporate Governance Committee (the “NCG Committee”) is responsible for 1) identifying qualified individuals to become members of the Board; 2) assessing and reporting on the effectiveness of the Board and any committees thereof; 3) developing and recommending to the Board a set of corporate governance polices and principles applicable to the Company in accordance with regulatory body rules and regulations; and 4) ensuring that corporate governance policies are fully observed and any infringements are reported to the Board. All members of the Committee are independent and are “above average” with respect to the corporate governance indicator of the Company’s Competencies Matrix. 2008 was a year of change within the Committee as a Chair was officially appointed and two formal meetings were held. The Committee is very aware of the arena in which the Company transacts business and the importance of not only solid governance policies and procedures but a “lead by example” philosophy and carry through. The Committees key activities carried out in 2008 exemplify the steps we are taking in order to better add value to our shareholders and key stakeholders.

Key Activities for 2008

•

Appointed a Chair of the NCG Committee;

•

Reviewed, revised and approved of charters for the Audit Committee, Compensation Committee and NCG Committee to better set forth the framework, responsibilities and duties of the committees and their members;

•

Planned for (and subsequently in early 2009 completed) an inaugural director evaluation in order to gather feedback and suggestions for the functioning of and improvements to the Committees, the Board as a whole and individual directors.

•

Reviewed, revised and approved the Company’s corporate guiding policies based on NI 58-201 and NI-51-201 where appropriate including:

o

Code of Business Conduct and Ethics

o

Communication and Corporate Disclosure Policy

o

Whistleblower Policy

•

Created and implemented a Policy on Trading in Company Securities, that deals with director and officer trading restrictions, blackout periods and regulations surrounding the trading of any employee in the Company’s securities;

•

Created and implemented a Board Mandate (see page 49 for the full text of the Board Mandate) to outline and set forth the responsibilities of the Board;

•

Created and implemented position descriptions for the Chair of the Board and the Chairs of each Committee;

•

Created a Competency Matrix by which directors’ skills, experience and backgrounds are evaluated; thereby providing a framework for identifying potential competency weaknesses at the Board level and providing information and desirable skill sets when seeking out and nominating new potential directors.; and

•

Progressed the addition of formal education and minimum standards of yearly continuing education required of Directors of the Company

The Company’s corporate governance practices are detailed beginning on page 45 of this Circular.

Baja Mining Corp.

Information Circular 2009

Composition of the Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are as follows:

Ross Glanville

Chair

C. Thomas Ogryzlo

Member

Graham Thody

Member

All members of the Nominating and Corporate Governance Committee are independent. Committee members, and the Committee Chair, are appointed annually following the AGM.

Submitted on behalf of the NCG Committee:

Ross Glanville, P.Eng, MBA, CAMV, Chair

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Baja Mining Corp.

Information Circular 2009

COMPENSATION OVERVIEW

Compensation Philosophy

In a competitive industry, it can be difficult to attract and retain qualified, highly skilled, experienced individuals. The Compensation Committee, Board of Directors and members of senior management believe that in order for a compensation package to be competitive and appropriate it must:

a)

Aid in the motivation and encouragement of performance;

b)

Maximize focus on both short and long term goals and objectives, and the achievement of those such objectives, thereby increasing shareholder value; and

c)

Reflect the scope and responsibilities of the individual and the comparison of those elements with others in similar positions and with similar responsibilities in our industry.

The Company’s compensation packages consist of competitive base salaries, long-term incentives (stock options) and other benefits. Annual compensation may also (as has been practice in the past) include bonuses or other such incentives which are awarded based on a pre-determined criteria or time schedule. We are currently working to formalize an Annual Compensation/Incentive Plan for all employees and management (discussed below).

We are a small team working towards some very large goals. We hire employees based not solely on their past experiences and education, but also on their ability to work and contribute to a team, be creative in their approaches to problem solving and optimize their skills, and those of their team members, to produce results and add value to the Company and its shareholders. To this end, we believe employee compensation should encourage and recognize superior levels of performance and results by linking and rewarding the achievement of specific objectives and goals with incentive compensation.

Industry Benchmarking

Periodically, outside advisors are engaged to review the adequacy of the compensation packages of our employees, officers and directors. The benchmarking analysis compares our pay levels and compensation practices with others in our industry, in which we are competing for talent, and provides valuable information that will allow us to make adjustments, if necessary, to attract and retain the best individuals to meet our needs as a Company in providing value added to our shareholders.

 In September 2007, the Compensation Committee of the Company retained an independent consultant, Coopers Consulting Ltd., to conduct a compensation review for directors and officers of the Company, and to provide recommendations and advice on the competitiveness and appropriateness of the Company’s compensation packages and practices based on the benchmarking analysis completed.

The Compensation Committee of the Company is responsible for engaging these independent advisors and for making recommendations to the Board of Directors with respect to director and executive officer compensation based on the results of the compensation consultants findings, but also on other appropriate and important factors and considerations they as a Committee feel should influence the compensation packages proposed and offered to directors and executive officers. While the input of the outside advisor is valuable, it is not the sole consideration driving decisions with respect to executive compensation.

Coopers Consulting prepared compensation review reports for the Company in the fourth quarter of 2007. As there continues to be internal discussion on appropriate comparator companies, work will continue in this area moving forward.

Baja Mining Corp.

Information Circular 2009

Although not conducted by a completely independent, outside advisor, these internal reviews will become more frequent as the Company expands one of its most valuable assets, its human resources, both in Canada and Mexico.

Compensation Objectives

Our goal is to provide competitive total compensation packages for top-performing employees as compared to our peers in the mining industry.  Our compensation program includes three components: base salary, cash incentives and long-term incentives. The Company reviews salary and compensation packages on an annual basis.

Table 10: Key Elements of Compensation
Elements	Form	Performance Period
Base Salary	Cash	1 year
Cash incentive	Cash	1 year
Long-term incentives	Stock Options	Greater than 1 year

Key Elements of Compensation

Base Salary

Base salary is the amount of compensation paid before adding allowances, incentives or bonuses. It recognizes the contribution of employees, while remaining competitive in the market place.  Up to and including 2008, the base salary for each employee and executive officer’s position was primarily determined having regard for the employee’s responsibilities, individual performance, overall corporate performance and the assessment of such individual as presented by management to the Board and the Compensation Committee (in the case of executive officers and directors).

Cash Incentives/ Bonuses

Executive officers benefit from improved performance for the Company almost entirely through their participation in the Company’s stock option plan and from time to time through the receipt of bonuses. Historically, bonuses have been paid periodically at the recommendation of the Compensation Committee (where executive officers and directors are concerned) and at the discretion of the Board based on performance of individuals, the attainment of pre-set objectives and the relation these have to the performance of the Company. The bonuses that were recommended in 2007 related to the completion of the DFS and overall performance throughout the year; and those recommended in 2008 related to construction financing results and overall performance throughout the year. Both bonuses were contingent on construction financing conditions precedent being met in entirety for full payment of the bonuses. This is discussed further beginning on page 40. The bonus structure, along with the parameters surrounding the award of bonuses, and the creation of a more formal Annual Incentive/Compensation Plan is presently being reviewed by the Compensation Committee.

Long-term Incentives

Stock Options

The Board may, from time to time, grant stock options to directors, executive officers, employees and key consultants under the Company’s stock option plan. Grants are intended to encourage commitment to the Company’s growth and the enhancement of shareholder value and to reward optionees for the Company’s performance through appreciation in share value. The grant of stock options, as a key component of the executive and employee compensation package, enables the Company to attract and retain qualified industry people. The size of individual stock option awards is determined and approved by the Board. In the case of executive officers and directors of the Company, the option award must first be approved by the Compensation Committee and then by the Board in its entirety.  The Board considers the following criteria in awarding options to an individual:

Baja Mining Corp.

Information Circular 2009

•

performance

•

level of responsibility and authority

•

overall importance to the current welfare of the Company

•

the degree to which each executive’s long-term potential and contribution will be key to the longer-term success of the Company

•

the number and term of outstanding options already granted (and either held, exercised or expired) to an employee or executive.

The number of Shares which may be subject to option in favor of any one individual is limited under the terms of the stock option plan and cannot be increased without shareholder and stock exchange approval. The principal terms of the Company’s Stock Option Plan are described below.

Stock Option Plan

The Company currently has an “Evergreen” or “Rolling” Stock Option Plan (the “Plan”). An Evergreen plan allows the Company to issue options that upon exercise will be less than or equivalent to up to 10% of the issued and outstanding Shares of the Company. As a result, should the Company issue additional Shares in the future, the number of options to purchase Shares, issuable under the Plan, will increase accordingly. The Plan was originally adopted by shareholders in 2004. The most recent amendments to the Plan were approved by shareholders in 2008. TSX rules state shareholders must re-approve the Plan every three years, and as such, the next scheduled approval of the Plan is at the 2011 AGM of the Company.

The Plan is the only equity-based compensation/incentive plan the Company currently has arranged.

The Plan allows employees who have been granted options to exchange (exercise) their options for Shares of the Company at the exercise price determined at the time of granting of the options. Options do not provide employees the right to vote the underlying Shares. Options are issued for a maximum term of five years from the date of grant. Options vest as to ¼ of the total grant every six months and are fully vested on the second anniversary of the grant. Table 11 details the vesting provisions set forth in the Plan.

Table 11: Vesting Provisions of Stock Options under the Company’s Stock Option Plan
Period	Percentage of Options Vested
Six months post grant	25%
First anniversary of grant	50%
18 months post grant	75%
Second anniversary of grant	100%

General Plan Parameters

Table 12: General Plan Parameters
Terms	Plan Specifics
Maximum term of options granted	5 years
Maximum number (%) of options eligible to be granted to any one Optionee in a 12 month period	5% of issued and outstanding of Company

Maximum number (%) of options eligible to be granted to any one consultant in a 12 month period

Maximum number (%) of options eligible to be granted to any insider in any one year period and at any time

2% of issued and outstanding of Company 10% of issued and outstanding of Company
Assignability and Transferability of Options	Options are non-assignable and non-transferable

Baja Mining Corp.

Information Circular 2009

Eligibility

Options may be granted from time to time to directors, officers, employees and contractors (Eligible Persons) of the Company.

Option Term

Options can be issued up to a maximum term of five years.

Grant Date and Exercise Price

Options are typically granted at the time of hire and/or the annual review of option positions. Option grants may be made at other times throughout the year upon recommendation of the Compensation Committee (in the case of executive officers and directors) and/or the Board. Since 2004, Company-wide biennial grants have taken place in July (in 2006 and 2008), however, there have also been other options granted throughout each year the Plan has been in place. All option grants, regardless of the recipient, require approval of the Board. The exercise price is typically set, for new hires, by calculating the average five day volume weighted average trading price of the Company’s Shares on the TSX five days prior to the date of acceptance of a written employment or contractual offer; or in the case of intermittent option grants, the option price is set as the average 5-day volume weighted average trading price of the Company’s shares on the TSX prior to the date of grant. The Company is prohibited from, and does not, set prices at a discount to market price on the date of the option grant or backdate options. The Company does not grant or allow the exercise of options during a Company-imposed trading blackout period.

The exercise price of outstanding options may be amended, however, any amendments to exercise price of options requires the written approval of the TSX, and in the case of insiders of the Company, the approval of disinterested (those not affected by the amendment) shareholders.

Blackout Periods

A blackout period is a period in which no employees, officers or directors of the Company are permitted to buy or sell the Company’s securities. During a blackout period, the exercise and granting of stock options is also prohibited. At the discretion of management, the Company can issue blackout periods from time to time or for scheduled events throughout the year, such as the release of interim and annual financial results. The blackout period parameters are detailed in the Policy on Trading in Company Securities, posted on our website.

If an Optionee’s options expire during a blackout, the Optionee has the right to hold and exercise the affected options up to and including 10 business days past the end of the blackout period (this is not considered an extension of the option period). At the end of the 10th day, if the options have not been exercised, they will be considered expired. Optionees whose employment is terminated with cause during a blackout period are not eligible for any option term extension, without the consent of the Board.

Treatment of Options on Termination, Death and Retirement

Termination for Cause

If an Optionee ceases to be an Eligible Person as a result of having been dismissed from the Company for cause, all unexercised option rights of that Optionee under the Plan shall immediately be terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

Termination Other Than For Cause

Termination other than for cause includes events such as death, resignation, layoffs and retirement. Any Eligible Person whose employment is terminated other than for cause shall have 90 days in which to exercise any eligible options granted (and vested) to them under the Plan that have not expired. Upon the expiration of such 90 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. If an Optionee performs Investor Relations activities for the Company and that person ceases to be employed in providing Investor Relation activities other than for cause, such person will have 30 days from termination of employment (or until the normal expiry date should that date fall before the 30 day period expires) to exercise his/her options. Upon expiration of the 30 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

Baja Mining Corp.

Information Circular 2009

Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death.  Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan

Amendments to the Plan

The Board of Directors may from time to time amend or revise the terms of the Plan without further shareholder approval.  Without limiting the generality of the foregoing, such amendments or revisions may include:

•

the addition of a provision for the cashless exercise of options, or a stock appreciation rights feature;

•

amendment of the blackout expiry provisions found in section 6.07;

•

amendment of vesting provisions of options granted pursuant to the Plan;

•

minor changes of a “housekeeping” nature;

•

a change to the termination provisions of options granted under the Plan which does not entail an extension beyond the original expiry date; and

•

changes to the method of how the market value of the securities are determined.

Options Outstanding and Shares Reserved for Issue

As of April 3, 2009, Table 13 below details the number of options granted and available for issuance.

Table 13: Options Outstanding and Shares Reserved for Issue at April 3, 2009

	Option Number	% of Plan	% of Issued and Outstanding
available for issuance under the Plan	14,403,109	100	10.0
currently reserved for issuance (granted)	11,880,000	83	8.3
remaining/available for grant	2,523,109	17	1.7

Baja Mining Corp.

Information Circular 2009

Table 14 below details the Company's compensation plans under which equity securities are authorized for issuance at December 31, 2008, the end of the Company’s most recently completed fiscal year.

Table 14: Securities Authorized for Issuance Under Equity Compensation Plans at December 31, 2008

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights. (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	12,800,000	$1.15	1,603,109
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	12,800,000	$1.15	1,603,109

Compensation Approval Process

In determining and approving the Company’s executives’ compensation packages annually, CEO recommends compensation packages to the Board’s independent Compensation Committee (the “Committee” for the purpose of this disclosure section). The CEO analyzes market data; responsibilities of the executive; performance and contribution to the objectives of the Company through the year; and analysis of an executive’s existing compensation package in comparison to others of similar seniority, responsibility and importance in the Company. The CEO presents his recommendations, or those of another senior ranking officer in the case of a conflict, and supporting documentation, to the Committee.

The Compensation Committee uses the data presented, and may consult with an outside compensation consultant to confirm or gain further insight into the market to analyze the compensation packages of the Company’s executive officers against those in similar positions in the Company’s peer group. The CEO’s recommendations are also analyzed individually, as well as in total, to ensure they align with the Company’s overall compensation objectives and corporate goals. Once the Committee’s review of the recommendations is complete, the Committee then makes recommendations to the Board for further review and final approval. This process is illustrated in Figure 1 below.

This process has been used over the past three years for compensation review, analysis and recommendation. As the Company grows, new procedures and more objective standards and performance evaluations are necessary to ensure equity and appropriateness of awards. To that end, a new Annual Compensation Program will be introduced in June 2009 (as described in the following section).

Baja Mining Corp.

Information Circular 2009

Figure 1: Compensation Approval Process

Annual Compensation Program

The Company does not currently have an annual compensation program, however, we are working on a plan and hope to implement a long term program once the economy and market conditions improve.

Goal Setting and Performance Reviews

The Company has not had a structured goal setting and performance review program/procedure in place in the past. As a small company, the goals of the Company trickled down to each employee and everyone completed their tasks in order to contribute to the attainment of the goals at hand.

Beginning in June 2009, the Company will commence its inaugural structured performance reviews and goal setting sessions.  First, specific corporate objectives will be established. Such objectives are communicated to senior managers and employees. Senior managers will generate goals for their respective departments (ie: Accounting, Administration, Construction, Engineering etc).  This process is repeated as departmental objectives cascade to employees for incorporation into their own individual objectives.

Performance appraisals will be completed according to certain pre-established criteria. The appraisals and feedback of the supervisors will be discussed in one-on-one interviews between a supervisor and employee. In the case of senior executives, the interviews will take place between each executive and the CEO. In the case of the CEO, the Compensation Committee will undertake the review

This goal setting and performance appraisal system will become a critical part of the benchmarking, evaluation and incentive plan implementation and awards that the Company hopes to bring to fruition in the next 12-24 months.

Extended Health Benefits

The Company’s extended health benefits program is in place to support the health and well-being of our employees, as well as that of their dependents. The benefits plans are reviewed annually to ensure the coverage is competitive and appropriate for the number of and evolving needs of our employees and executives. Every employee of the Company is eligible to participate in our extended benefits program and is provided the support necessary in setting up their coverage and making use of the benefits throughout their employment with the Company. The Company benefit plan provides extended health and dental benefits, and insurance in the event of death or disability. Employees are not required to contribute personally to participate in the benefits plan.

Baja Mining Corp.

Information Circular 2009

Pension Plan

The Company does not currently have a pension plan.

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Baja Mining Corp.

Information Circular 2009

EXECUTIVE COMPENSATION

Named Executive Officers

The Company’s Named Executive Officers (NEO’s) are the CEO, CFO and the next three highest paid officers. For the year ended December 31, 2008, the Company’s five Named Executive Officers (NEOs) were:

Mr. John Greenslade

President, CEO & Director

Mr. Rowland Wallenius

Chief Financial Officer

Mr. Michael Shaw

Vice-President Construction & Engineering

Mr. Eric Norton*

Vice-President Project Development & Operations

Mr. Tawn Albinson

Managing Director - Mexico

*On November 29, 2008, the position of Vice President Project Development and Operations was terminated and as such Mr. Eric Norton ceased to be employed by the Company. As he would be considered, based on his salary, a NEO for 2008, his information has been included in this Circular.

John Greenslade

President, CEO and Director

Mr. Greenslade’s biography can be found on page 16, under Director Nominees.

Rowland Wallenius

Chief Financial Officer

Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, B.C. (1993) and became a Chartered Accountant in 1996. He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow in Vancouver, B.C., focusing on public company auditing. In 1997, Mr. Wallenius became corporate controller of a publicly traded waste recycling company, where he remained until 1999 when he joined Planet Earth Recycling Inc. as President and CFO. In both these positions he was responsible for the accounting and regulatory departments and fully involved in equity raises by the companies. From late 2001 to 2005 he provided accounting and consulting services to several private and public corporations including several start-up ventures in which Mr. Wallenius set-up the accounting and internal control systems for public reporting in Canada and the United States. In 2005, Mr. Wallenius joined the resource industry when he became the interim controller of Augusta Resources Corporation, Sargold Resource Corporation and Wildcat Silver Corporation. He continued development of financial and public reporting, assisted in equity raises and the move to the Toronto Stock Exchange. He joined Baja as Controller of the Company, in November 2006 and was promoted to CFO in December 2007. Mr. Wallenius is responsible for finance, corporate and operational accounting and treasury.

Mike Shaw

Vice President – Construction and Engineering

Mr. Shaw graduated from the University of Texas, El Paso with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975, respectively. Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi-billion dollar semi-grassroots copper gold project. Mr. Shaw also held the title of Regional Director of Projects and was responsible for project execution in Africa. From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and startup of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study and then continued on to lead the preparation of basic engineering and permitting for the project. Mr. Shaw has been instrumental in the engineering, construction and startup of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner.) Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America. Mr. Shaw is a member of the SME, MMSA and has been admitted as a professional engineer in California, Arizona and New Mexico.

Baja Mining Corp.

Information Circular 2009

Eric Norton

Vice President – Project Development & Operations

Mr. Norton graduated from the University of Toronto (1974), with a Bachelor of Applied Science (Honours) in Metallurgy and Materials Science. Mr. Norton joined Baja in March 2006 as Project Director and subsequently became Vice President Project Development and Operations in July 2006. He led the completion of the Definitive Feasibility Study. Mr. Norton is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

Tawn Albinson

Managing Director – Mexico

Mr. Albinson is the Managing Director of Baja’s 100% owned subsidiary Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”). Mr. Albinson, while a United States citizen, has spent his entire mining career in Mexico. He is the legal representative of the Company in Mexico. Mr. Albinson holds both a Bachelor of Science in Geology from Macalester College in Minnesota as well as a Master of Science in Economic Geology from The University of Minnesota. He was previously Exploration Manager of Cia. Minera Minas de San Luis, S.A. de C.V. in Mexico and has run a number of large drilling programs throughout his career. Mr. Albinson also runs a Fluid Inclusion Laboratory in Mexico City providing consulting services to various companies in the mining industry.

Summary Compensation Table

Table 15 below details all annual, cash incentive and long-term compensation to NEOs for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years.

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Baja Mining Corp.

Information Circular 2009

Table 15: Summary Compensation Table

NEO Name & Principle Position	Year	Annual		Long Term		Other ($)	Total Compensation ($)
		Base ($)	Bonus ($)	Options Awards (#)	Options Awards[13] ($)	All Other Compensation
John Greenslade	2008 2007 2006	$288,000[1] $288,000[1] $258,000[1]	[6,7]$142,500 [12]$12,000 Nil	400,000 Nil 1,000,000	$280,000 Nil $605,000	Nil Nil Nil	$710,500 $300,000 $863,000
Rowland Wallenius	2008 2007 2006	$168,000 $126,250 $20,000	[6,8]$33,750 [12]$6,250 Nil	325,000 Nil 500,000	$143,000 Nil $344,000	Nil Nil Nil	$344,750 $132,500 $364,000
Michael Shaw	2008 2007 2006	180,000[5] $60,000[5] Nil	[6,9]$96,250 Nil Nil	250,000 300,000 Nil	$162,000 $311,000 Nil	Nil Nil Nil	$438,250 $371,000 Nil
Eric Norton	2008 2007 2006	[2]$198,917 $217,000 $144,661	[6,10]$27,125 [12]$9,042 Nil	200,000 Nil 750,000	$127,000 Nil $498,000	$44,000 Nil Nil	$397,042 $226,042 $642.661
Tawn Albinson	2008 2007 2006	$72,000[3] $72,000[3] $36,000[3]	[11]$26,250 [12]$8,500 Nil	Nil 200,000 300,000	Nil $182,000 $203,000	$132,000 $132,000 $132,000	$230,250 $294,500 $371,000

Notes:

1.

Mr. Greenslade is a shareholder in Kendron Petroleum Management Corporation, a private British Columbia company, which was entitled under a management agreement to receive compensation of $288,000 per year.

2.

Eric Norton’s position was terminated effective November 30, 2008 and as such compensation is calculated for 11 months of the year.

3.

Paid for administrative duties as Managing Director of MMB.

4.

Paid for consulting geological services outside the scope of his administrative duties as Managing Director of MMB.

5.

Michael Shaw is a shareholder of Ravens Wing, a private company, which, under agreement, receives management fees for services performed for the company.

6.

The bonus compensation noted was awarded on January 30, 2008 in conjunction with construction financing of the Boleo Project. 100% payment of the bonus was contingent on construction financing closing by October 31, 2008 and as construction financing did not close but a portion of the financing was arranged and secured, only 25% of the DFS and construction financing bonuses were paid. The remaining 75% of the unpaid bonus has been terminated as conditions to payment were not met by October 31, 2008.The balance of the bonus noted was a performance bonus paid in December 2008.

7.

25% of DFS and Financing Bonuses = $112,250; December performance bonus = $12,000.

8.

25% of DFS and Financing Bonuses = $26,250; December performance bonus = $7,500.

9.

25% of DFS and Financing Bonuses = $6,250; balance of bonus is contractual yearly bonus of $90,000.

10.

25% of DFS and Financing Bonuses = $27,125.

11.

25% of DFS and Financing Bonuses = $17,750; December performance bonus = $8,500

12.

Performance bonus paid in December 2007.

13.

This column details the dollar value of the options noted in the “option awards (#)” by valuation of the options using Black Scholes calculations. This is not the cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the optionee, but is an indication of the worth of these options based on Black Scholes calculations.

Bonuses in 2007 and 2008

The Compensation Committee and Board approved a bonus for completion of the Company’s DFS in 2007 and a bonus for completion of construction financing in 2008. Payment in full of both bonuses was contingent upon completion of the construction financing package for the Boleo Project. In August 2008, having completed a minority partnership arrangement for approximately $294 million, arranging credit approved mandate letters from two senior lending institutions for approximately $665 million, and completing more than $45 million in equity funding, the Board of Baja approved the payment of 25% of both the DFS and construction financing bonuses. The remaining 75% of each bonus was only payable provided all conditions precedent were met by October 31, 2008.  As the global economy began to unravel, the Company could not complete the financing packages that had been arranged over the preceding 18 months and as such, on October 31, 2008, the balance of the DFS and construction financing bonuses that had been approved by the Board expired as a result of such financings not being completed by such date. There are currently no outstanding bonuses payable to anyone in the Company.

Baja Mining Corp.

Information Circular 2009

In December of both 2007 and 2008, the Company rewarded the performance of its employees and officers over the past 12 months.  In 2007, the DFS was completed, information memorandums circulated to potential senior lenders, initial first mortgage debt financing package of US$475 million mandated, equipment lease in the amount of US$64 million mandated and an equity placement in the amount of CDN$45 million completed. In 2008, the company began construction and commenced with ordering of long-lead equipment items, re-estimated capital costs, partnered with a Korean consortium for an estimated US$294 million of cash and project funding, arranged through credit approved mandate letters, US$665 million in first mortgage financing (this was a restructuring of the previous US$475 million) and was divided as to US$300 million with the Korean Export-Import Bank  and US$325 million (US$325 million + US$40 million cost overrun facility) with HVB, and then had to slow down and delay construction due to the global economic and credit crises. The milestones reached, and the contributions by all employees and officers in 2007 and 2008 were significant and rewarded at the end of each year.

Further performance evaluation and goal setting parameters are being constructed at this time and will be implemented by June 2009. More information on this process can be found on page 36 (Compensation Practices – Goal Setting and Performance Review).

Compensation of the Chief Executive Officer

In 2007, annual compensation for the Chief Executive Officer accounted for 95.83% of the total compensation paid to him. A bonus was paid in December 2007 in the amount of $12,000, or 4.17% of his total compensation. A further bonus of $72,000 for completion of the Definitive Feasibility Study was approved by the Board of Directors, on the recommendation of the Compensation Committee, but was not payable until necessary construction financing of the Boleo Project was received by the Company. No stock options were granted to the Chief Executive Officer in 2007.

In 2008, annual compensation for the Chief Executive Officer accounted for 68.82% of the total compensation paid to him. The DFS bonus approved for Mr. Greenslade in 2007 was $72,000, however only $18,000 or 25% was paid in 2008. The construction financing bonus approved for Mr. Greenslade in 2008 was $450,000, however only $112,500, or 25%, was paid. Information on the parameters and payment of these bonuses can be found in the preceding section on page 40, Bonuses in 2007 and 2008. Mr. Greenslade was also awarded a performance bonus at Christmas in both 2007 and 2008 in the amount of $12,000 each year.

Mr. Greenslade’s compensation was reviewed as part of the compensation review undertaken by Cooper’s Consulting in September 2007. The review included benchmarking against a comparator group of companies. The Committee determined his compensation after taking into account, among other things, advice received from Cooper’s Consulting with respect to the compensation of executives with similar positions at comparable companies.

Mr. Greenslade will be participating in the goal setting and performance reviews that are being implemented in June 2009 (see page 36 for more information).

Baja Mining Corp.

Information Circular 2009

Incentive Plan Awards

Option-based and Share-based Awards

Table 16: Option based and Share-based Awards to NEO’s as at April 3, 2009

Name of NEO	Option based Awards
	Number of Securities underlying unexercised options (#)				Option Exercise Price ($)	Option Grant Date	Option Exercise Date	Value of unexercised in-the-money options ($)
	Total (#)	Number Vested (total) (#)	Number vested in 2008 (#)	Value of Options vested in 2008 ($)
John Greenslade	390,000	390,000	-	-	0.35	Sept. 15, 2005	Sept. 15, 2010	11,700
	300,000	300,000	-	-	0.81	March 1, 2006	March 1, 2011	Nil
	700,000	700,000	-	-	1.33	July 26, 2006	July 26, 2011	Nil
	400,000	100,000	100,000	Nil	1.52	May 16, 2008	May 16, 2013	Nil
Rowland Wallenius	500,000	500,000	-	-	1.13	Oct. 25, 2006	Oct. 25, 2011	Nil
	200,000	50,000	-	-	1.32	July 10, 2008	July 10, 2013	Nil
	125,000	-	-	-	0.40	Nov.19, 2008	Nov. 19, 2013	Nil
Eric Norton	Nil
Michael Shaw	300,000	150,000	150,000	Nil	1.95	Aug. 17, 2007	Aug. 17, 2012	Nil
	50,000	12,500	12,500	Nil	1.52	May 16, 2008	May 16, 2013	Nil
	200,000	50,000	-	-	1.32	July 10, 2008	July 10, 2013	Nil
Tawn Albinson	300,000	300,000	-	-	1.33	July 26, 2006	July 26, 2011	Nil
	200,000	200,000	-	-	1.46	April 17, 2007	April 17, 2012	Nil

Notes:

•

The market price at close-of-market on April 3, 2009 was $0.38

•

The Company has never issued any share-based awards.

•

From the date of grant, options vest 25% every 6 months and are considered fully vested on the 2 year anniversary of the grant date.

•

The value of options vested in the fiscal year ended December 31, 2008 is calculated as if options had been exercised on their vest date in 2008 based on market price on the vest date of the options.

Pension Plan

The Company does not have a pension plan.

All Other Compensation

The Company does not generally give perquisites or other forms of compensation, other than what is described under Key Elements of Compensation on page 31. Perquisites that were awarded to senior employees are as follow:

As Eric Norton’s primary place of residence through his employment with Baja was outside of the Vancouver area, Mr. Norton was provided a housing allowance monthly. This amount equaled $2,500 per month and is noted in Table 15 under “Other Compensation”.

Baja Mining Corp.

Information Circular 2009

Performance Graphs

The following information and Figures compares the Company’s Share price (Figure 2) and share purchase warrants (“Trading Warrants”) (Figure 3) performance had CDN$100 been invested in the Company on April 19, 2004 (the completion date of the Reverse Acquisition) with the performance of the S&P/TSX Composite Index and the S&P/TSX Venture Composite Index over the past five years.

Figure 2: Performance of Shares

Figure 3: Performance of Trading Warrants

The trend in the above performance graphs indicates that while the performance of the Company’s shares and warrants have fallen, so too have the overall market performance. While our stock has been on a steady decline since March 2008, this has not been consistent with the performance of and milestones reached by the Company and/or its senior management. As noted in the section entitled, Bonuses in 2007 and 2008 on page 40, there have been many milestones attained over the past few years. We do not feel the performance of the stock price, or in turn, our market capitalization, is a good indication of the performance of our Company or management team.

Baja Mining Corp.

Information Circular 2009

Termination Arrangements

The Company has no formal termination arrangements in place, other than those set forth in the Company’s Stock Option Plan, with respect to stock options granted to Eligible Persons in the Company. Circumstances surrounding the termination of employment are individual and are dealt with according to Canadian Labour Law and the BC Employment Standards Act, as well as taking into consideration all pertinent employment information of the individual.

Change of Control Provisions

The Company has no compensation plan or arrangement with respect to the NEOs, other than the exceptions noted below, in the event of:

•

 the resignation, retirement or any other termination of any NEOs employment with the Company, or

•

 in the event of a change of control of the Company or its subsidiaries, or in the event of a change in the NEOs following a change in control, where in respect of the NEO, the value of such compensation exceeds $100,000.

The exceptions to this are:

1.

The contract of Kendron Petroleum Management, in which Mr. Greenslade, President, CEO and Director of the Company, is a shareholder, which provides that in the event of a change of control, two years remuneration ($576,000) will be provided as severance;

2.

The contract of Rowland Wallenius, Chief Financial Officer of the Company, which provides that in the event of a change of control, two years salary ($360,000) will be provided as severance;

3.

The contract of Ravens Wing, in which Michael Shaw, Vice President - Construction and Engineering of the Company, is a shareholder, which provides that in the event of a change of control, the greater of the balance owing on a three year contract or two year’s salary will be provided as severance.

The following estimates the payment the NEOs of the Company would have been entitled to had a change of control happened on December 31, 2008.

Table 17: Estimated Payments Upon A Change of Control

NEO	Base Salary	Change of Control Provision	Other payable annual contractual incentives	Total Obligation
John Greenslade	$288,000	$576,000	Nil	$576,000
Rowland Wallenius	$180,000	$360,000	Nil	$360,000
Michael Shaw	$180,000	[1]$360,000	$90,000	$450,000

Notes:

1.

Michael Shaw commenced work with the Company on August 17, 2007 and as such, two years salary is the greater of two year’s salary or balance owing on a three year contract.

Baja Mining Corp.

Information Circular 2009

CORPORATE GOVERNANCE

Baja complies with the corporate governance rules as set forth by the Canadian Securities Administrators and the United States Securities and Exchange Commission.

As per National Instrument 58-101, Baja is pleased to provide shareholders with a synopsis of its Corporate Governance practices.

Board of Directors

Please see disclosure for each of these important sections on the following pages:

Matter	Section heading	Page Number
Independent Directors	Independence of Directors	20
Non-independent Directors	Independence of Directors	20
Other Directorships	Other Public Company Directorships and Committee Appointments	19
Meetings of Independent Directors	Meeting Attendance	21
Independence of Chair of the Board	Chair of the Board	20
Meeting Attendance	Meeting Attendance	21

Board Mandate

Please see Appendix 1 beginning on page 49 for the full text of the Board Mandate approved by Directors on December 15, 2008.

Position Descriptions

The Board has developed position descriptions for the following Board and/or Executive Committee positions:

•

Chair of the Board

•

Chair of the Audit Committee

•

Chair of the Compensation Committee

•

Chair of the Nominating and Corporate Governance Committee

Position descriptions are reviewed and approved annually. The full text of the descriptions for each of the respective positions noted above can be found on our website.

The Board has an approved written position description for the CEO. The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals. While the Board is responsible to oversee the management of the business of the Company, the CEO is responsible for the executive leadership, day-to-day decision making, and operational management of the Company.

The CEO position description is reviewed and approved annually. The full text of the CEO position description can be found on our website.

Orientation and Continuing Education

New Director Orientation

We have not appointed a new director since 2005, when Ross Glanville joined the Company’s Board of Directors. When a new director is appointed, he or she will receive a full package containing historical information, current information, biographies of all management and fellow directors. We are preparing informational binders for each director, regardless of how long they have been a Board member, to be distributed by the beginning of the fourth quarter of 2009. All directors will receive the terms of reference and calendar of events and meetings for the Board and the Committees, position descriptions for the Chair, Committee Chairs and individual directors and other relevant corporate and business information.  When new directors are appointed, they will meet with the President, the Chair of the Board and the Corporate Secretary to understand how the Board and its committees operate and what is expected in order fulfill their obligations and duties as a Director of Baja.

Baja Mining Corp.

Information Circular 2009

Directors Education

Please see Director Education on page 21.

Ethical Business Conduct

Code of Ethics and Policies

The Baja Mining Code of Business Conduct and Ethics (the “Code”) sets forth the standards of integrity, honor and ethical conduct that the Board and Management of the Company expect of all directors, officers, employee, contractors and consultants (“Employees”) of the Company and all subsidiaries.

The Code was established to:

•

Promote honest and ethical conduct

•

Promote avoidance of conflicts of interest between personal and professional relationships

•

Promote compliance with applicable governmental laws, rules and regulations

•

Promote accountability for adherence to the Code

•

Provide guidance to Employees to help them recognize and deal with ethical issues; and

•

Help foster a culture of honesty and accountability for the Company.

 Every new Employee is required to read and sign a copy of the Code upon joining the Company and on an annual basis. Signature indicates an Employee has understood the Code and agrees to abide by it during their relationship with the Company. The Code is reviewed on an annual basis by the Audit Committee, Nominating and Corporate Governance Committee and the Board.

The Board has approved the following Corporate Policies (the “Policies”) to complement or supplement the Code:

•

Whistleblower Policy;

•

Policy on Trading in Company Securities; and

•

Communication and Corporate Disclosure Policy

The Company has made a contact number and email for the Chair of the Audit Committee and the CFO available for employees to use to report violations of the Code in a confidential and safe manner.  Any reports of misconduct under the Code would ultimately be communicated to the Audit Committee.  The Board is not aware of any waivers or instances of unethical conduct of any Employees under the Code in the preceding year and as such no material change reports to that effect have been filed. The Chair of the Audit Committee must report to the Independent Auditors regarding any known or suspected fraudulent or unethical activities of any employees, officers or directors of the Company. Any unethical acts by the Company or an individual within the Company would be disclosed publicly.

The Policies have been disseminated throughout the organization and employees have certified their receipt and understanding of each of them.  Management applies the highest standard of ethical behavior and sets the tone from the top for a culture of ethical business conduct.

Baja Mining Corp.

Information Circular 2009

A copy of the Policies is available on Baja’s website. The Code is reviewed a minimum once annually to ensure it continues to meet the highest regulatory standards, as well as to take into consideration the changing business environment of the Company. The goal of the Board and the Company is to ensure all employees are both aware and in understanding of the Code, it’s seriousness and their responsibilities under the Code. Any and all updates to the Policies will be posted to the website in a timely manner.

Directors Material Interests

Directors are required to disclose any actual or potential conflicts of interest.  In addition, directors that have an interest in a matter coming before the Board declare that interest and abstain from voting on the matter.  Directors are also able to request in-camera sessions to discuss such matters without the presence of the interested director or executive officer and, if necessary, the Board is able to convene a special adhoc committee composed of disinterested directors to consider the applicable issue.  The Board is also able to engage outside advisors (and has done so in regard to executive compensation) at the Company’s expense to assist directors in discharging their responsibility to exercise independent judgment.

Nomination of Directors

The Board, either on its own or through the Nominating and Corporate Governance Committee, considers the skills and attributes that would be required of a new director.  The Board has created a Matrix of Competencies that identifies current directors’ strengths and weaknesses in ten different areas of skill and competency and allows the Board to evaluate what competency areas are lacking or could be better represented on the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board is composed entirely of independent directors (see Nominating and Corporate Governance Committee Report, page 28). The Nominating and Corporate Governance Committee has primary responsibility for the search for, and recommendation of, candidates for election to the Board and seeks to select, as noted above, well-qualified candidates with a diversity of background, experience and geographic location to maintain a well-balanced and highly competent group of directors with the ability to act together effectively. In particular, the responsibilities of the Nominating and Corporate Governance Committee include identifying individuals qualified to become new Board members and recommending to the Board nominees to the Board; implementing orientation and education programs for new members of the Board and implementing procedures for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company’s directors. This committee is also responsible for overseeing corporate governance matters of Baja and works closely with Baja’s Corporate Secretary to ensure all regulatory standards and securities commission policies are met or exceeded.

The full text of this committee’s charter, which sets forth the duties and responsibilities of this committee, can be found on the Company’s website under: Company/Corporate Governance.

Compensation

Please see, Compensation Approval Process on page 30 for information relating to the process of determining compensation for officers and directors of Baja and Compensation Committee Report on page 27 for further information pertaining to this independent executive committee of the Board.

Board Evaluations

The Board of Directors of Baja undertook an inaugural comprehensive board evaluation in February 2009. Responses were collected using a secure online survey tool and all directors completed the surveys and submitted responses by the February 23, 2009 deadline.

Baja Mining Corp.

Information Circular 2009

The evaluation will be undertaken on an annual basis by the end of first quarter. Results are used to better understand where directors believe improvements could be made to increase the functioning and oversight role of the Board. Results of the board evaluation were reviewed and discussed at the Board’s scheduled year-end wrap up meeting in March 2009.

Management Supervision by the Board

The CEO and CFO report upon the operations of the Company separately to the independent directors of the board of directors annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented through the CEO on the board of directors. John Greenslade is the sole management representative on the board.  The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management   Further supervision is performed through the Audit Committee which is composed of entirely independent directors who meet with the Company's auditors without management being in attendance.

Baja Mining Corp.

Information Circular 2009

APPENDIX 1: BOARD MANDATE

1.0

Introduction

The Board of Directors (the "Board") of Baja Mining Corp. (the "Company") is responsible for the stewardship of the Company and supervising the management of its business and affairs. The Board shall review, discuss and approve various matters relating to the strategic direction, business, operations and organizational structure of the Company, with a view to the best interests of the Company.

2.0

Board Composition

The Board shall be composed of directors (“Directors”) elected by shareholders of the Company at the Annual Meeting of shareholders and Directors appointed by the Board between Annual Meetings in accordance with applicable law.

The Board of Directors supervises management, and in that regard the independent directors provide an important function. The Board will be comprised of a majority of independent directors.

“Independence” is defined as set forth in National Instrument 52-110.

The composition of the Board, including the qualifications of its members, shall comply with all other applicable requirements of corporate legislation, the stock exchanges (the “Exchange(s)”) on which the Company’s securities are listed and securities regulatory authorities, as adopted or amended and in force from time to time.

The Board will annually appoint an independent director as Chairperson of the Board.

3.0

Executive Board Committees

The Board may constitute such committees (the “Committees”) as it deems necessary or desirable from time to time, including:

•

an Audit Committee,

•

a Nominating and Corporate Governance Committee (“NCG Committee”); and

•

a Compensation Committee

With respect to the Committees, the Board may:

a)

Delegate to the Committees matters for which the Board is responsible, to the extent such delegation is permitted by law.  Notwithstanding the delegation of any of its responsibilities to a Committee, the Board retains its oversight function and ultimate responsibility for all delegated matters. All matters recommended by individual committees only take full force and effect once reviewed and approved by the Board.

b)

Appoint only independent directors to each of the Committees of the Board.

c)

In the case of the Audit Committee, appoint only independent directors who are, also financially literate to serve as members and/or the chairperson of the Committee.

d)

Re-appoint Committee members on an annual basis.

e)

Ratify each Committee’s selection and appointment of Committee Chair annually.

Baja Mining Corp.

Information Circular 2009

f)

Adopt written charters for each of the Committees, setting out the responsibilities of the Board that are delegated to the Committees.

g)

Review and approve each Committee charter annually. In advance of the annual Board approval of individual Committee charters, each Committee is responsible for reviewing its respective charter and recommending any changes to the Board for final approval.

h)

Determine and re-evaluate, from time to time, the compensation of Committee members and each Committee Chair, taking into account recommendations from the Compensation Committee.

4.0

Specific Board Duties

There are specific roles and responsibilities that must be carried out by the Board in order to ensure the stewardship of the Company in a profitable, sustainable and responsible manner.

In order to carry out its fiduciary duty, as well as its duty of care and loyalty to the Company and its shareholders, the members of the Board will do the following:

4.1

Leadership

a)

Provide leadership in setting and upholding the mission, vision, principles and values of the Company, in conjunction with the Chief Executive Officer (CEO).

b)

Provide leadership and vision in the supervision of management of the Company.

4.2

Board Meetings

a)

Meet a minimum of four times per year and as many additional times per year as necessary in order to carry out its duties effectively. Attendance via conference call is considered full and effective attendance at Board meetings.

b)

Meet in separate, independent and non-management in-camera sessions via meetings of the fully independent committees.

c)

Meet in separate, non-management in-camera sessions at a minimum of two regularly scheduled meetings.

d)

Meet in separate, non-management, in-camera sessions with any internal personnel or outside advisors, as deemed necessary and appropriate, in order to make informed decisions and carry out their duties.

e)

Attend at least 80% of the scheduled Board meetings held each year.

f)

Review meeting materials and supporting documents pertaining to agenda items prior to regularly scheduled Board meetings in order to be informed on relevant topics and participate in and contribute to discussions.

4.3

Meeting Documentation

a)

Produce minutes for each of its meetings, including meetings of each of the independent Committees of the Board, within 15 business days, following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Board, or if appropriate, Committee, meeting. The Board may appoint a non-board member as recording secretary at board meetings and committee meetings. Any resolutions passed during in-camera sessions must be recorded. The Chairperson and Recording Secretary are responsible for sign-off of Board meeting minutes.

Baja Mining Corp.

Information Circular 2009

4.4

Chief Executive Officer (CEO)

a)

Select, appoint, evaluate and, if necessary, terminate, the CEO.

b)

Receive, review and take appropriate action on recommendations from the Compensation Committee regarding compensation and bonuses for the CEO.

c)

Assist in the development of and, approve on an annual basis, the corporate objectives that the CEO is responsible for meeting, and assess the CEO annually against those objectives.

4.5

Board Chair

a)

Annually appoint an independent director as Chairperson of the Board.

4.6

Strategic Planning

a)

Adopt a strategic planning process and approve (at least annually) a strategic plan developed and proposed by management (with appropriate amendments requested by the Board) which takes into account the business opportunities and business risks of the Company.

b)

Monitor performance against the Strategic Plan.

c)

Review with management, from time to time, the strategic planning environment, the emergence of new opportunities and risks, and the implications of the foregoing for the strategic direction of the Company.

4.7

Annual Capital & Operating Plans

a)

At least annually, approve an Annual Capital Expenditure & Operating Plan for the Company, which includes business plans, construction and operational requirements, organizational structure, staffing, budgets and expenditure plans.

4.8

Risk Management

a)

Identify the principal business risks of the Company and ensure that there are appropriate systems put in place and actions taken to manage these risks.

b)

Oversee the management of environmental risks and practices, charitable activities, and other social responsibility matters.

4.9

Integrity and Ethical Conduct

a)

Satisfy itself, to the extent feasible, as to the integrity of the CEO and other officers, and that the CEO and other officers create a culture of integrity throughout the organization.

b)

Provide leadership and support to the Company with respect to its Social and Environmental Responsibility.

Baja Mining Corp.

Information Circular 2009

c)

Ensure the implementation of appropriate environmental stewardship and health and safety management systems that are sufficient, within the norms and practices of the mining industry, to ensure compliance with applicable laws and policies of the Company;

d)

Ensure policies and procedures to maintain internal control over financial reporting are in place.

e)

Ensure policies and procedures designed to maintain appropriate and effective audit and accounting practices are in place.

f)

Ensure appropriate standards of corporate conduct (including adopting a Code of Business Conduct and Ethics (the “Code”) designed to promote integrity and deter wrongdoing) that is applicable to all directors, officers and employees, and addresses, among other things:  (i) conflicts of interest; (ii) protection and proper use of corporate assets and opportunities; (iii) confidentiality of corporate information; (iv) fair dealing with the Company’s security holders, customers, suppliers, competitors and employees; (v) compliance with laws, rules and regulations; and (vi) reporting of any illegal or unethical behavior.

g)

Foster ethical and responsible decision making by management and set the ethical tone for the Company, management and all employees.

h)

Monitor compliance with the Code and grant any waivers from the Code for the benefit of directors or officers of the Company in accordance with the applicable requirements of securities regulatory authorities or the stock exchanges on which the Company’s securities are listed, as adopted or amended and in force from time to time.

i)

Respond as necessary to any violations of any of the Company’s codes, charters or policies and take all steps necessary to resolve potential conflict of interest situations.

4.10

Communication, Disclosure and Compliance

a)

Adopt a Communication and Corporate Disclosure Policy for the Company to ensure there are policies and procedures in place to maintain the integrity of the Company’s internal disclosure controls and procedures and external communication and disclosure controls. The policy or policies will: mandate activities relating to timely public disclosure; ensure all material information is properly gathered and reviewed; and monitor and evaluate compliance with, and the effectiveness of, such controls and procedures.

b)

Annually review the Communication and Corporate Disclosure Policy, and consider any recommended changes.

c)

Adopt a process for shareholders and other interested parties to communicate directly with the Board or the independent directors, as appropriate.

4.11

Governance

a)

With the NCG Committee, develop the Company’s approach to corporate governance.

b)

Once or more annually, and with the recommendation of the NCG Committee, receive for consideration any recommended amendments to:

i.

Board Mandate;

ii.

Chair of the Board Position Description;

iii.

Audit Committee Charter;

iv.

Audit Committee Chair Position Description;

Baja Mining Corp.

Information Circular 2009

v.

Compensation Committee Charter;

vi.

Compensation Committee Chair Position Description;

vii.

NCG Committee Charter;

viii.

NCG Committee Chair Position Description;

ix.

CEO Position Description;

x.

CFO Position Description; and

xi.

Corporate Secretary Position Description.

c)

With the NCG Committee, ensure the Company’s governance practices are appropriately disclosed.

d)

At the recommendation of the NCG Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.

e)

At the recommendation of the NCG Committee, annually determine each individual director’s status as independent or not-independent, and ensure adequate and correct disclosure is made.

f)

At the recommendation of the NCG Committee, evaluate the relevant relationships of each independent director and determine if such relationship precludes a director from being independent;

g)

At the recommendation of the NCG Committee, analyse, review, and appropriately disclose the competencies of each director of the Company, including the designation as a “financially literate” person for the purpose of the Audit Committee as set forth under applicable laws and regulations.

h)

At the recommendation of the NCG Committee, and with respect to nominating or corporate governance matters, or in relation to any written and approved company policies, discuss, review and act upon matters brought to the attention of the Board in a timely manner.

4.12

Delegations & Approval Authorities

a)

Review and approve financings, acquisitions, dispositions, investments and other transactions that are not in the ordinary course of business or involve revenues, expenditures or other amounts that are in excess of the limits prescribed from time to time by the Board;

b)

Review and, with the recommendation of the Audit Committee, approve the quarterly results, financial statements and associated Management’s Discussion and Analysis, and any other disclosure material associated with the same.

c)

Review and, with the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and Form 40-F prior to filing them or furnishing them to the applicable securities regulators and prior to any public dissemination of information related to the same.

d)

Review and approve the Annual Information Form.

e)

Review and approve all stock option grants or amendments thereto to all eligible persons under the Company’s Stock Option Plan.

f)

Annually delegate approval authorities to the CEO, and review and revise them as appropriate.

g)

Consider, and at the Board’s discretion, approve any matters recommended by the independent Committees of the Board.

Baja Mining Corp.

Information Circular 2009

h)

Consider, and in the Board’s discretion, approve any matters recommended by management.

4.13

Succession

a)

Implement, with the input of the appropriate Committees where necessary, a strategy and plan to deal with director succession, including criteria for: size and composition of the board; identification of qualified individuals; tenure and responsibilities; orientation, education and performance assessment.

b)

Assist the CEO in the creation of a strategy for management succession

4.14

Compensation

a)

Review and approve the compensation of officers of the Company, as well as the corporate objectives and goals applicable of each officer, based on the advice and suggestion of the Compensation Committee. Ensure that the compensation is competitive within the industry, the composition mix (i.e., between cash, short-term incentives and long-term incentives) provides an appropriate incentive to each member relative to his or her responsibilities and the Company's objectives and goals, and that the form of compensation aligns the interests of each such individual with those of the Company.

b)

With the recommendation of the Compensation Committee, approve appropriate incentive, bonus and/or compensation plans for the Company.

c)

With the recommendation of the Compensation Committee, review and approve any award of incentives, bonuses and/or compensation to officers of the Company regardless of whether the award is part of an approved plan as noted in 4.14(b) above or is a separate/additional award.

d)

With the recommendation of the Compensation Committee, approve compensation of independent executive directors, and from time to time, review and approve any amendments thereto.

e)

Engage outside compensation consultants and experts as necessary in order to fairly and accurately make decisions on the compensation of management.

3.15

Board Orientation, Education & Assessments

a)

Ensure there is an appropriate formal orientation program and reference package available for new directors.

b)

With the NCG Committee, ensure there is a continuing education program developed and implemented for all directors.

c)

Review, on an annual basis, the contributions of: the Board as a whole; the Chairperson of the Board, if applicable; any Committees and respective Chairpersons; and each of the directors of the Board, in order to determine whether each is functioning effectively.

4.16

Review of the Board Mandate

a)

Honour the spirit and intent of applicable law as it evolves, and grant authority to make minor technical amendments to this Mandate to the Corporate Secretary, who will report any amendments to the NCG Committee at its subsequent meeting.